
06017519

TATA


OCT 1 0 2006
213
SECTION

26th September 2006
BP/AD-M1/395

Bombay Stock Exchange Ltd.
Corporate Relationship Dept.
1st floor, New Trading Wing
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

82-03733

SUPPL

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we wish to inform you that the Board of Directors of the Company will meet on 26th October 2006 to *inter alia* consider and take on record the audited financial results for the quarter ended 30th September 2006.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.